SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 01, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Approved Share Option Scheme
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		412,392
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		10,500
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		401,892

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 UK Unapproved Share Option Scheme
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		327,232
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		180,900
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		146,332

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		449,228
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		209,193
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		240,035

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		International Employees Share Option Scheme
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		148,920
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		27,989
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		120,931

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		UK Employee Share Option Scheme
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		217,913
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		86,777
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		131,136

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		2004 Executive Share Option Plan
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		438,954
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		438,954

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		1,709,298
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,000,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		668,951
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,040,347

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		303,827
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		285,479
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		318,348

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 February 2016

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2015	To:	31 January 2016
Balance of unallotted securities under scheme(s) from previous return:		334,782
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		300,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		213,194
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		421,588

Name of contact:	Vickie Reuben
Telephone number of contact:	020 7401 7646

SIGNED BY      Vickie Reuben, Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 01, 2016

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary